As filed with the Securities and Exchange Commission on November 1, 1999

                                                     Registration No. 33-_______

                       Securities and Exchange Commission
                             Washington, D.C. 20549
                          -------------------------------

                                    FORM S-2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                          -------------------------------
                       UNIVERSAL AMERICAN FINANCIAL CORP.

             (Exact name of registrant as specified in its charter)
                          -------------------------------


           New York                       6719/6311              11-2580136
------------------------------     ------------------------  -----------------
 (State or other jurisdiction         (Primary Standard       (I.R.S. Employer
      of incorporation or                 Industrial         Identification No.)
         organization)                Classification Code
                                            Number)

                       Universal American Financial Corp.
                        6 International Drive, Suite 190
                               Rye Brook, NY 10573
                                  914-934-5200

       (Address, including zip code, and telephone number, including area code of registrant's principal executive office)

                          Richard A. Barasch, President
                       Universal American Financial Corp.
                        6 International Drive, Suite 190
                               Rye Brook, NY 10573
                                  914-934-5200

                                 With a copy to

                                Irving I. Lesnick
                          Harnett Lesnick & Ripps, P.A.
                     150 East Palmetto Park Road, Suite 500
                              Boca Raton, FL 33432
                                  561-368-1995
          (Address, including zip code, and telephone number, including area code of agent for service)

Approximate date of Commencement of proposed sale to the public: as soon as practicable following the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, (the "1933 Act") check the following [X}

If the registrant elects to deliver its latest annual report to security holders, or complete and legible facsimile thereof, pursuant to Item 1(a)(1) of this Form, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the 1933 Act, please check the following box and list the 1933 Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the 1933 Act, check the following box and list the 1933 Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box. [   ]

=======================  =============  ==================== ===================== =============
 Title of each class       Amount to      Proposed maximum     Proposed maximum      Amount of
   securities to be          be          offering price per   aggregate offering   registration
      registered          registered          unit                  price               fee
=======================  =============  ==================== ====================== ============
Common   stock,    par
value $0.01 per share      2,015,760          $1.00 (1)          $2,015,760          $1,821.24 (2)

(1) Exercise price of warrants pursuant to which Common Stock is being offered.
(2) Calculated on the basis of average quoted price of Warrants on NASDAQ over the five business days prior to filing, plus $1.00 cash payment.

         The Registrant hereby amends this Post Effective Amendment to the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                       UNIVERSAL AMERICAN FINANCIAL CORP.

Cross Reference Sheet showing the location in the Prospectus of information required by items of Form S-2.

 1.  Forepart of the Registration Statement and Outside Front        Facing Page, Cross  Reference Sheet
     Cover Page of Prospectus.....................................   and Cover Page of Prospectus

 2.  Inside Front and Outside Back Cover Pages of Prospectus......   Inside Front Cover Page

 3.  Summary Information, Risk Factors and Ratio of Earnings to
     Fixed Charges
            (a)      Prospectus Summary...........................  Prospectus Summary
            (b)      Address and Telephone Numbers................  Prospectus Summary
            (c)      Risk Factors.................................  Risk Factors
            (d)      Ratio of Earnings to Fixed Charges...........  Not Applicable

 4.  Use of Proceeds...............................................  Use of Proceeds

 5.  Determination of Offering Price...............................  Not Applicable

 6.  Dilution......................................................  Not Applicable

 7.  Selling Security Holders......................................  Not applicable

 8.  Plan of Distribution .........................................  How to Exercise Unregistered Warrants

 9.  Description of Securities to be Registered....................  Description of Securities

10.  Interest of Named Experts and Counsel.........................  Legal Matters and Experts

11.  Information with Respect to the Registrant ...................  Documents Incorporated by Reference

12.  Incorporation of Certain Information by Reference.............  Documents Incorporated by Reference

13.  Disclosure of Commission Position
     on Indemnification for Securities Act Liabilities.............  Not applicable

                    [PRELIMINARY PROSPECTUS DATED OCTOBER 29, 1999]

                                    2,015,760 Shares

                          UNIVERSAL AMERICAN FINANCIAL CORP.

                                     COMMON STOCK

         2,015,760 shares of Common Stock, par value $.01 per share (the "Common Stock"), of Universal American Financial Corp. ("the Company") are offered until December 31, 1999 (the "Expiration Date"), to the holders of the Company's Common Stock Purchase Warrants which have not previously been registered under the Securities Act of 1933, as amended (the "Securities Act") (the "Unregistered Warrants").

         In order to purchase shares offered hereby, a holder of Unregistered Warrants must tender the Warrant to be exercised, with the exercise form therein properly completed, together with payment of the purchase price, at the rate of $1 per share, so as to be received by the Company prior to the 5 p.m., New York time on the Expiration Date. See "How to Exercise Unregistered Warrants" on page 16.

         The entire proceeds of each such sale will be received by the Company with no underwriting commission or discounts. The Company is paying the expenses of the offering, estimated at $25,000.

         The Common Stock is listed on the Nasdaq National Market under the symbol "UHCO".

Prospective   investors   should carefully consider the factors set forth in
"Risk Factors".


         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.




                 The date of this Prospectus is October 29, 1999


The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                                  TABLE OF CONTENTS

                                                                            Page

PROSPECTUS SUMMARY.............................................................1

         The Company and Its Business..........................................1
         Use of Proceeds.......................................................2
         The Offering..........................................................2

RISK FACTORS...................................................................3

         The 1999 Acquisition..................................................3
         Competition...........................................................4
         Government Regulation.................................................6
         Other Possible Changes in Legislation.................................7
         Asset Liability Matching..............................................8
         Reliance on Reinsurance...............................................9
         Control by Capital Z ............................................... 10
         Possible Anti-Takeover Effects of the Restated
                  Certificate of Incorporation, Insurance Law
                  Provisions and of the 1998 Plan.............................11
         Impact of Year 2000 .................................................11
         Market in Publicly Traded Securities.................................12
         Effect of Future Sales of Additional Shares .........................12

USE OF PROCEEDS...............................................................13

ADDITIONAL INFORMATION .......................................................13
         Documents Incorporated by Reference..................................13
         Registration Statement...............................................14
         Annual Reports.......................................................16

HOW TO EXERCISE UNREGISTERED WARRANTS.........................................16

DESCRIPTION OF SECURITIES.....................................................19

         Common Stock.........................................................19
         Certain Provisions of Certificate of Incorporation,
         Bylaws and New York Law..............................................20
         Transfer Agent.......................................................22

LEGAL MATTERS.................................................................22

EXPERTS.......................................................................23

         The Company is a holding company which owns certain insurance company subsidiaries domiciled in Florida, Pennsylvania, New York, North Carolina, Texas and Ontario, Canada. The insurance laws of these jurisdictions provide that no person may acquire control of the Company, and thus indirect control of these insurance company subsidiaries, unless such person has given prior written notice to such insurance company subsidiaries and received the prior approval of the regulatory authority of domiciliary jurisdiction. Any purchaser or holder of voting securities of the Company possessing more than a specified portion of the voting power of such voting securities--5% under Florida Law, 10% under the laws of the other United States jurisdictions and under Canadian Law -- would be presumed to have acquired such control, unless the relevant state insurance regulatory agency, upon application, determines otherwise.

         No dealer, salesperson or any other person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of any offer to buy, the Common Stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.

                                      xxiii


                             PROSPECTUS SUMMARY

The Company and Its Business

         The Company is an insurance holding company representing the strategic combination of nine life insurance companies (collectively, the "Insurance Subsidiaries"), and WorldNet Services Corp. ("WorldNet"), an international managed care company. The Insurance Subsidiaries are: American Progressive Life and Health Insurance Company of New York ("American Progressive"), American Pioneer Life Insurance Company ("American Pioneer"), American Exchange Life Insurance Company (American Exchange"), Constitution Life Insurance Company ("Constitution Life "), Peninsular Life Insurance Company ("Peninsular Life"), Pennsylvania Life Insurance Company ("Penn Life"), PennCorp Life Insurance Company of Canada ("PennCorp Life"), Marquette National Life Insurance Company ("Marquette"), and Union Bankers Insurance Company ("Union Bankers"). The latter six Insurance Subsidiaries were acquired by the Company on July 30, 1999.

         Historical information about the Company, American Progressive, American Pioneer, American Exchange and WorldNet and their business is set forth in the Company's Annual Report on Form 10-K for 1998, and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Historical information about the Company's other subsidiaries, for periods prior to their acquisition on July 30, 1998, and unaudited Pro Forma Financial Information giving effect to the acquisition of these subsidiaries as of January 1, 1998, are set forth in the Company's Proxy Statement dated July 12, 1999. Future information about the Company, its subsidiaries and its business will be set forth in its future Form 10-Ks, 10-Qs and 8-Ks. All of the Annual, Quarterly and Current 10-K, 10-Q and 8-K and the relevant portions of the Proxy Statement referred to in this paragraph, and any amendments thereto, are incorporated herein by reference.
See "Documents Incorporated by Reference"

         The principal executive office of the Company is located at 6 International Drive, Suite 190, Rye Brook, NY 10573. The Company's telephone number is (914) 934-5200.


Use of Proceeds

         The entire proceeds of this offering will be received by the Company, which will pay the cost of the Offering, estimated at $25,000. The proceeds will be used as working capital by the Company and its subsidiaries.

The Offering

Securities Offered:                 2,015,760 shares of Common Stock.

Securities Outstanding Prior to the Offering:
         Common Stock                       43,159,302  Shares (1)
         1999 Warrants                       2,612,187         (2)
Securities to be Outstanding after Completion of the Offering:
         Common Stock                       45,771,489 Shares
         1999 Warrants                      None (3)

(1) As of September 30, 1999. Does not include 3,566,784 shares of Common Stock reserved for issuance under the Company's various stock option plans, its Agent Stock Purchase Plan, and its Agents Deferred Compensation Plan.
(2) Each Warrant is exercisable for the purchase of one share of Common Stock for $1.00, subject to adjustment pursuant to anti-dilution provisions, and expires on December 31, 1999. 596,427 of the 1999 Warrants, and the shares issuable thereunder were registered under the Securities Act upon the issuance of the Warrants. The shares of Common Stock issuable upon exercise of the remaining 2,015,760 warrants, which were issued in a private placement, are offered by this Prospectus.
(3) Assuming all outstanding 1999 Warrants will be exercised. Any 1999 Warrants not exercised will expire on December 31, 1999.

Risk Factors

         An investment in the securities offered hereby involves substantial risk. See "Risk Factors".

Nasdaq Symbols

         Common Stock                       UHCO
         1999 Warrants                      UHCOW

                                  RISK FACTORS

         The securities being offered hereby involve substantial risks. Prospective investors, prior to making an investment, should carefully consider all of the information contained in this Prospectus including the documents incorporated by reference, and in particular the following risks and speculative factors inherent in and affecting the business of the Company and the Offering.

The 1999 Acquisition.

         On July 30, 1999, the Company acquired all of the outstanding stock of Constitution Life, Peninsular Life, Penn Life, PennCorp Life, Marquette and Union Bankers (the "Acquired Companies"). The Acquired Companies were purchased from PennCorp Financial Group, Inc. for $130.5 million in cash. To finance the acquisition, the Company issued 29,897,519 shares of its common stock for $94,177,184 ($3.15 per share), of which 26,144,060 shares were issued to Capital Z Financial Services Fund II L.P. and affiliates ("Capital Z"), and the remainder to managers and agents of the Company (including the Acquired Companies) and pursuant to the exercise of preemptive rights by former holders of the Company's Series C-1 Preferred Stock. The balance of the funds were provided by a senior debt financing of $80 million through a bank credit facility provided by a syndicate of banks led by the Chase Manhattan Bank and Chase Securities, Inc.
         The acquisition of the Acquired Companies is expected to enable the Company to expand its product and policyholder base, generating growth which will allow the Company to achieve long-term economies of scale, to cut costs and increase profits. However, there is no guarantee that these benefits will materialize.
         The factors that could prevent the Company from realizing these benefits and could possibly materially and adversely affect the Company's financial condition and results of operation, include:
     -The Company may not be successful in coordinating and integrating the operations and business enterprises of the Company and the Acquired
     Companies and, consequently, the Company may not realize the expected benefits of the acquisition.
     -The Company will have to service a greater amount of debt after the acquisition which will require dividend payments from the Insurance Subsidiaries and the ability of its Insurance Subsidiaries to make such dividend payments is subject to certain legal restrictions. Greater leverage presents a greater degree of financial risk and the failure of the Company to meet its debt obligations would likely have a significant adverse financial impact on the Company.
     -The primary strategic reason for the acquisition is to add a new distribution channel to the Company -- namely, the career agency system of Penn Life. This career agency system, which will continue to write business with Penn Life, will operate independently from the general agency system that will continue to write business through the other Insurance Subsidiaries of the Company. The addition of this new channel is expected to have no effect on the compensation or operations of the general agency system. However, the change in the Company's operating strategy caused by the utilization of the career sales force of Penn Life may not be successful.
     -The anticipated long-term economies of scale may fail to materialize, adversely affecting the Company's cash flow and earnings before taxes.

Competition

         Most of the markets in which the Company competes are highly competitive. The Insurance Subsidiaries are in direct competition with a large number of insurance companies, many of which offer a greater number of products through a greater number of agents and have greater resources than the Company. This competitive environment could result in lower premiums, less favorable underwriting terms and conditions, loss of underwriting opportunities and reduced profitability.
         Increased public and regulatory concerns regarding the financial stability of insurance companies have resulted in policyholders placing greater emphasis upon company ratings and have created some measure of competitive advantage for insurance carriers with higher ratings. As of the date of this Prospectus, A.M. Best & Co., a leading insurance company rating agency, has assigned a "B+"1 rating to American Pioneer, American Progressive, Constitution Life, PennLife and Union Bankers. A.M. Best has rated Peninsular
Life "FPR5". 2 The other Insurance Subsidiaries are not rated by A.M. Best. For more current information, consult the subsequent reports of the Company which are incorporated by reference. See "Documents Incorporated by Reference." If those ratings were downgraded from their current levels, sales of the Company's products could be adversely affected.
---------------------------
1 In evaluating a company's financial and operating performance, A.M. Best reviews profitability, leverage and liquidity as well as the quality of the book of business, the adequacy and soundness of reinsurance programs, the quality and estimated market value of assets, reserve adequacy and the experience and competence of management. A.M. Best's ratings are based upon factors relevant to policyholders, agents, insurance brokers and intermediaries and are not directed to the protection of investors. According to A.M. Best's published material, a "B+" rating is assigned to companies which, in its opinion, have demonstrated very good overall performance when compared to the standards it has established. Companies rated B+ have a good ability to meet their obligations to policyholders. The Insurance Subsidiaries are not known to be currently rated by the Standard & Poors, Duff and Phelps or Moody's rating organizations.
2 According to A.M. Best's published material, an FPR5 rating is assigned to companies, which, in its opinion, based primarily on a quantitative evaluation of a company's financial strength and operating performance.

Health Care Reform

         From time to time numerous proposals have been introduced in Congress and the state legislatures to reform the current health care system. Proposals have included, among other things, employer-based insurance systems, subsidized premiums for lower income people, "managed competition" among health plans, programs to regulate policy availability and affordability and public and private programs. Changes in health care policy could significantly affect the Company's health insurance business.
         Whether or not Congress passes any of these measures in the foreseeable future, it is likely that these items will reappear on the legislative agenda in the near future. Federal comprehensive major medical insurance, if implemented, could partially or fully replace some of the Company's current products. Reform proposals also could involve standardization of major medical or long-term care coverages, impose mandated or target loss ratios or rate regulation, require the use of community rating or other means that limit the ability of insurers to differentiate among risks, or mandate utilization review or other managed care concepts to determine what benefits would be paid by insurers. These or other proposals could increase or decrease the level of competition among health insurers. In addition, changes could be made in Medicare that could necessitate revisions in the Company's Medicare supplement products. Other potential initiatives, designed to tax insurance premiums or shift medical care costs from government to private insurers, could have an adverse effect on the Company's business. The Company is unable to predict what changes to the country's health care system will be enacted, if any, or their effects on the Company's business.
         Since April 1, 1993, New York State has required all health insurance sold to individuals and groups with less than 50 employees, to be offered on an open enrollment and community rated basis. This legislation has had a limited effect on the Company's business, primarily on the Medicare supplement and senior hospital cash business being written by American Progressive, as well as a limited amount of its other in force medical insurance. The adoption of similar legislation in other states where the Company writes or has in force health insurance written on the basis of medical underwriting could have an adverse effect on such business and could require the Company to curtail or eliminate the writing of such business.

Government Regulation

         The Insurance Subsidiaries are subject to regulation and supervision by the Insurance Departments of their domiciliary jurisdictions -- Texas in the case of American Exchange, Constitution Life, Marquette and Union Bankers,
Florida in the case of American Pioneer, New York in the case of American Progressive, North Carolina in the case of Peninsular Life, Pennsylvania in the case of Penn Life and Canada in the case of PennCorp Life. Each is also subject to regulation and supervision in the Insurance Department of each of the other states or provinces in which it is admitted. Such supervision and regulation are largely for the benefit and protection of policyholders and not shareholders. Such regulation and supervision by the Insurance Departments extend, among other things, to the declaration and payment of dividends, the setting of rates to be charged for certain accident & health insurance, the granting and revocation of licenses to transact business, approval of forms, establishment of reserve requirements, regulation of maximum commissions payable, and the form and content of statutorily-mandated financial statements.
         The Company is also regulated under the insurance holding company statutes of the jurisdictions in which the Insurance Subsidiaries are domiciled. These laws require prior regulatory agency approval of changes in control of an insurer and of certain transactions within the holding company structure. Generally, these laws provide that no one may acquire control of a domiciled insurer, such as one of the Insurance Subsidiaries, or of the holding company of such an insurer, such as the Company, unless it has given notice to such insurer and has obtained prior written approval of the insurance regulator for such acquisition. Under these laws any owner of a specified percentage of the outstanding voting securities of the Company would be presumed to have acquired control of the Company, unless such presumption is rebutted. The specified percentage is 5% under Florida Insurance Law, 10% under the insurance laws of New York, North Carolina, Pennsylvania and Texas and the federal and provincial laws of Canada. Any person intending to acquire such control must give notice to the affected insurer and the Insurance Department of its domiciliary jurisdiction before consummation of such acquisition. The Insurance Department may prevent or require reversal of such an acquisition in certain cases.

Other Possible Changes in Legislation

         Since insurance is a regulated business, with a high public profile, it is always possible that legislation may be enacted which would have an adverse effect on the Company's business.
         Another important portion of the Company's insurance business is the sale of deferred annuities and certain life insurance products, which are attractive to purchasers in part because policyholders generally are not subject to federal income tax on increases in the value of an annuity or life insurance contract until some form of distribution is made from the contract. From time to time, Congress has considered proposals to reduce or eliminate the tax advantages of annuities and life insurance which, if enacted, might have an adverse effect on the ability of the Company to sell the affected products in the future. The Company is not aware that Congress is actively considering any legislation that would reduce or eliminate the tax advantages of annuities or life insurance; however, it is possible that the tax treatment of annuities or life insurance could change by legislation or other means (for example, by Internal Revenue Service regulations or judicial decisions).
         Certain changes in insurance and tax laws and regulations could have a material adverse effect on the operations of insurance companies. Specific regulatory developments which could have a material adverse effect on the operation of the insurance industry include, but are not limited to, the potential repeal of the McCarran-Ferguson Act (which exempts insurance companies from a variety of federal regulatory requirements), and adoption of laws, such as those already in force in New York, limiting an insurer's ability to medically underwrite and rate health insurance policies or to exclude pre-existing conditions from coverage. In addition, the administration of such regulations is vested in state agencies which have broad powers and are concerned primarily with the protection of policyholders.

Investment Performance

         The assets of the Company are  invested  primarily  in  government  and corporate fixed maturity securities and cash equivalents. Under generally accepted accounting principles ("GAAP"), fixed maturity securities owned by life insurance companies are classified in one of three categories depending upon whether the Company intends to hold them until maturity, regards them as available for sale or intends to trade such securities. The fixed maturity securities held by the Insurance Subsidiaries are in the available for sale category and are carried on the Company's books at fair value. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity" in the Documents Incorporated by Reference.
         The Company has invested in a limited number of non-investment grade fixed maturity securities, which provide higher yields than investment grade securities. Further information about these investments and disclosures as to any of the Company's investments which were in default with respect to either interest or principal is set forth in the Documents Incorporated by Reference.

Asset Liability Matching

         The Company's investment policy is to balance the portfolio between long-term and short-term investments so as to continue to achieve investment returns consistent with the preservation of capital and maintenance of liquidity adequate to meet payment of policy benefits and claims. This asset liability matching policy includes the continuous analysis of market conditions and other factors pertaining to its invested assets. The Company maintains adequate amounts of cash and short-term investments to fund expected policy benefits and surrenders. It therefore does not expect to have to prematurely sell securities for such purposes. However, it may decide to sell securities as a result of changes in interest rates, credit quality, the rate of prepayment or other similar factors. Moreover, a significant increase in market interest rates might result in a situation in which the Company is required to sell securities at depressed prices to fund such payments to policyholders. Since the Company classifies all of its fixed maturity portfolio as available for sale, which are carried at fair value, it is expected that these securities would be sold with no material impact on the net equity of the Company. As required by certain state insurance departments, the Company performs tests to assess the impact of various interest rate and lapse rate scenarios on the adequacy of the assets held to meet policyholder liabilities.

Mortality, Morbidity and Reserves

         Through underwriting and reinsurance, the Company has attempted to limit its mortality and morbidity exposure, and has established reserves for claims and future policy benefits based on accepted actuarial methodologies. There can be no assurance, however, that these estimated reserves will prove to be sufficient or that the Company will not experience adverse mortality or morbidity experience which would result in operating losses.

Reliance on Reinsurance

         In order to reduce risk and to increase its underwriting capacity, the Company obtains reinsurance from reinsurers. The Company is subject to credit risk with respect to its reinsurers because reinsurance does not relieve the Company of its liability to its insureds for the risks ceded to reinsurers. Although the Company places its reinsurance with reinsurers it believes to be financially stable, a reinsurer's subsequent insolvency or inability to make payments under the terms of a reinsurance treaty could have a material adverse effect on the Company.
         The amount and cost of reinsurance available to companies specializing in life and accident & health insurance are subject, in large part, to prevailing market conditions beyond the control of the Company. The Company's ability to provide insurance at competitive premium rates and coverage limits on a continuing basis depends to a significant extent upon its ability to obtain adequate reinsurance in amounts and at rates that will not adversely affect its competitive position.
         No assurances can be given as to the Company's ability to maintain its current reinsurance facilities, which generally are subject to annual renewals and 90-day cancellation. Such renewal or cancellation affects new business only, and the reinsurer remains liable on all business insured prior to non-renewal or cancellation as long as it remains in force. If the Company were unable to maintain or replace its reinsurance facilities upon their expiration and were unwilling to bear the associated increase in exposure on new business, the Company would need to reduce the amount of new business that it could underwrite.

Control by Capital Z

         As a result of the transactions described above under the heading "1999 Acquisition", Capital Z now owns 60.7% of the Company's outstanding common stock. The Company's Board consists of nine directors. As a result of a shareholders agreement entered into between Capital Z and certain other shareholders, including Richard A. Barasch, Chairman, President and CEO of the Company, and AAM Capital Partners, L.P. ("AAM"), affiliates which own 2,399,414 shares of the Company's outstanding common stock. The parties to the shareholders agreement are obligated to vote their shares for the election of directors nominated as follows: Capital Z -- four; Mr. Barasch -- two, AAM -- one, and the Company -- two. Because of Capital Z's majority stock ownership, Capital Z also effectively controls the election of the two directors that Universal American is entitled to nominate.
         Thus, Capital Z is able to elect a majority of the Board of Directors of the Company and to approve or disapprove any corporate action submitted to a vote of the Company's shareholders.

Possible Anti-Takeover Effects of the Restated Certificate of Incorporation, Insurance Law Provisions and of the 1998 Plan

         The concentration of ownership of the Company by Capital Z could delay or prevent an advantageous change in control of the Company, or have a depressive effect on the trading market for the Company's common stock.
         See "Government Regulation" for a discussion of the requirement of insurance department approval of any acquisition of control of the Company, which may have the effect of discouraging any such acquisition.
         The Company's 1998 Incentive Compensation Plan which was approved by the shareholders of the Company in June, 1998 (the "1998 Plan"), provides for immediate vesting of all Awards under the Plan, including stock options, restricted stock and stock appreciation rights, in the event of a "change of control," unless otherwise provided in part under Awards. "Change in Control" is defined in the 1998 Plan as: (i) the acquisition by any person (as defined) of securities having 30% or more of the combined voting power of the outstanding securities of the Company, or a subsidiary; (ii) certain changes in the composition of the Board; (iii) a merger or consolidation as a result of which the shareholders of the Company immediately before the merger or consolidation own less than 50% of the voting securities of the entities or entities surviving the merger or consolidation, (iv) the sale or disposition of substantially all of the Company's assets, or (v) any other event which the Board determines would materially alter the status of the Company or its ownership.

Impact of Year 2000

         The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. As a result, those computer programs have time-sensitive software that recognize a date using "00" as the year 1900 rather than the year 2000. This could cause a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities. For information about the status of the Company's plans to resolve the Year 2000 issue, and the risks resulting from the Year 2000 issue, see the Documents Incorporated by Reference.

Market in Publicly Traded Securities

         The Company's Common Stock is currently listed on the Nasdaq National Market. See the Documents Incorporated by Reference for information as to its average daily trading volume.

Effect of Future Sales of Additional Shares

         The following shares of the Company's Common Stock are, or when issued will be, freely tradeable: (i) the Company's presently outstanding Common Stock which has been registered under the Securities Act or has become transferrable without such registration pursuant to Rule 144 under the Securities Act, (ii) the 596,427 shares of such Common Stock which will be issuable upon exercise of the 1999 Warrants, including those offered by this Prospectus, and (iii) those of the 1,311,301 shares of common stock which are purchased under the Company's various option, agent stock purchase and deferred compensation plans which are registered under the Securities Act.
         Additional outstanding shares of Common Stock which have not been registered under the Securities Act may become eligible for sale by certain holders either (i) under Rule 144 of the Securities Act, subject to the volume and timing requirements of Rule 144, or (ii) pursuant to registration rights granted to the holders thereof. The Company may also at any time in the future issue additional Common Stock or securities convertible into Common Stock, in transactions which are registered under the Securities Act or in transactions exempt from such registration. In either case, the resulting Common Stock would either immediately be freely tradeable or may become so tradeable in the future.
         An increase in the number of shares of Common Stock that become available for sale in the public market may adversely affect the trading price of the Common Stock in the public market and could impair the Company's ability to raise additional capital through the future sale of its equity securities.

                                              USE OF PROCEEDS

         The net proceeds to the Company from the sale of the Common Stock offered hereby will be used by the Company for working capital.

                                          ADDITIONAL INFORMATION

Documents Incorporated by Reference

         The  Company  is  subject  to  the  information   requirements  of  the
Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission").
          The following documents filed by the Company with the Commission are incorporated herein by reference:

         (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1998, filed with the Commission (File No. 0-11321), and all Annual Reports hereafter filed and amendments thereto;
         (b) The Company's Proxy Statement dated July 12, 1999;
         (c) All Quarterly Reports on Form 10-Q, and amendments thereto filed hereafter with the Commission by the Company after the date of the most recent Form 10-K; and
         (d) All Current Reports on Form 8-K, and amendments thereto, filed with the Commission by the Company after the date of the most recent Form 10-K and while the Registration Statement of which this Prospectus is a part is effective.

         The Documents Incorporated by Reference may contain statements which are forward-looking and are identified by the use of forward-looking words or phrases such as "intended," "will be positioned," "expects," "is or are expected," "anticipates," and "anticipated." These forward-looking statements are based on the Company's expectations at the time such documents are filed with the Commission. To the extent any of the information contained in the Documents Incorporated by Reference is a "forward-looking statement" as defined in Section 27A(i)(1) of the Securities Act of 1933, there are a number of important factors that could cause results to differ materially from those in the forward-looking statement. Realization of management's beliefs and projections will depend on a number of factors, including management's successful execution of its business plan; the condition of the insurance market; the pricing of products and services; overall economic trends, including interest rate trends; impact of the Year 2000; stock market activity; employment levels; changes in technology; changes in insurance laws and regulations; other factors beyond the Company's control, and other factors identified in cautionary statements included in the Documents Incorporated by Reference.
          Any statement contained in a document incorporated herein by reference which is dated prior to the date of this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement in the Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement in a document incorporated by reference which is dated subsequent to the date of this Prospectus modifies or supersedes such statement. Any statement modified or superseded shall not be deemed, except as modified or superseded, to constitute part of this Prospectus.
          This Prospectus shall be accompanied by the Company's most recent Form 10-K as well as any Form 10-Q or Form 8-K filed for any period after the end of the year for which the Form 10-K was filed, and any amendments to any such Reports. The Company will provide to each person to whom this Prospectus is delivered upon written or oral request of such person, a copy of the Documents Incorporated by Reference into this Prospectus (not including exhibits to such documents unless the exhibits are specifically requested).


Registration Statement

         Additional information regarding the Company and the shares of Common Stock offered hereby is contained in the Registration Statement on Form S-2 and the exhibits thereto (the "Registration Statement"), filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), of which this Prospectus forms a part. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus, including statements in the Documents Incorporated by Reference concerning the contents of any contract or other document are not necessarily complete. In each instance where reference is made to such contract or other document which is filed with the Commission as an exhibit to the Registration Statement or a document incorporated by reference filed with the Commission as an exhibit to the Registration Statement or document by reference, each statement about such contract or other document is qualified and amplified, in all respects, by such reference.

How to Obtain Documents Incorporated by Reference and Registration Statements.

         The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any document incorporated herein by reference, excluding exhibits. Requests should be made to:

                                    Universal American Financial Corp.
                                           6 International Drive
                                                 Suite 190
                                            Rye Brook, NY 10573
                                         Attn: Corporate Secretary
                                              (914) 934-5200

         The Registration Statement, and the reports, proxy statements and other information filed by the Company with the Commission can be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission, including the Company. The address of the Commission's Internet site is http://www.SEC.gov.

Annual Reports

         The Company furnishes to the holders of its Common Stock and its 1999 Warrants, after the close of each fiscal year, an annual report containing audited financial statements with a report thereon by an independent certified public accountant. Quarterly reports containing unaudited financial information for the first three quarters of each fiscal year may be furnished by the Company to the holders of its Common Stock from time to time.

                                  HOW TO EXERCISE UNREGISTERED WARRANTS

Holders of Unregistered Warrants who wish to exercise them should:
     -Complete the Subscription Form on the reverse side of the warrant certificate, being sure to indicate:
                     -The number of shares being purchased.
                     -The name in which the shares are to be issued.
                     -The social security number or tax identification  number
                      of the person or entity in whose name the shares are to be issued.
                     -The address to which the shares are to be delivered.
                     -The name and address of the warrant holder.
                     -The date of execution.
     The Subscription Form must be signed by the person or entity in whose name the Warrant is registered. If the form is being signed by another, duly authorized person, evidence of the signer's authority -- such as a certificate of letters testamentory or of administration, in the case of an executor, administrator or personal representative, or a power of attorney -- must be submitted with the Subscription Form. If the Common Stock being purchased is to be registered in a name different from the name in which the Warrant is registered, the signature on the Subscription Form must be guaranteed by a commercial bank or a member firm of a U.S. registered stock exchange.

     -Deliver or send the Warrant certificate, with the Subscription Form completed, together with a check or money order made payable to Universal American Financial Corp. for the full purchase price to:

                                    UNIVERSAL AMERICAN FINANCIAL CORP.
                                     6 International Drive, Suite 190
                                         Rye Brook, New York 10573
                             Attn: Robert A. Waegelein, Senior Vice President
                                        and Chief Financial Officer

     The Company recommends sending Warrant certificates and checks by registered or certified mail (if mailed sufficiently prior to the Expiration Date to insure delivery) or the use of expedited services such as Express Mail, Federal Express or United Parcel Service. The Company assumes no responsibility for loss or delays in delivery of such documents.

     -If funds for the purchase price are to sent by wire, they should be sent to:

                                        Chase Manhattan Bank, N.A.
                                          White Plains, New York
                                              ABA # 021000021
                                           Account #: 590133276
                           Account Reference: Universal American Financial Corp.

     and the Warrant certificate with the Subscription Form completed should be sent as set forth above, with a cover note indicating that funds will be sent by wire. Both the funds and the Warrant should be sent so as to arrive prior to 5 p.m., New York time on the Expiration Date.

     -Alternatively, Unregistered Warrants may be exercised by the delivery prior to 5:00 P.M., New York Time, on the Expiration Date of the following items:
              -the full subscription  price of the shares of Common Stock being purchased by wire transfer or otherwise, and

              -a guarantee in writing, by telegram or by facsimile from a bank or trust company or a member firm of any U.S. registered stock exchange that the certificate evidencing the Unregistered Warrants being exercised, with the Subscription Form completed, has been or will be, promptly transmitted to the address indicated immediately below. Such guarantee shall set forth the name in which the
              Unregistered Warrants being exercised are registered, the certificate number of the Unregistered Warrants being exercised, and the number of shares being purchased.

     Such funds and guarantee shall be delivered to:

                                    UNIVERSAL AMERICAN FINANCIAL CORP.
                                     6 International Drive, Suite 190
                                         Rye Brook, New York 10573
                             Attn: Robert A. Waegelein, Senior Vice President
                                        and Chief Financial Officer
                                             Fax: 914-934-9123

     If payment has been received and delivery of the Warrants and completed Subscription Forms has been guaranteed as set forth above prior to 5 p.m. on the Expiration Date, delivery of the actual Unregistered Warrants and completed subscription form will be accepted for five NASDAQ trading days after the Expiration Date.

     -Holders of Unregistered Warrants who have lost or misplaced their certificate or certificates should contact the Company at the following address, sufficiently prior to the Expiration Date as to allow arrangements to be made to replace the missing certificate:

                                    UNIVERSAL AMERICAN FINANCIAL CORP.
                                     6 International Drive, Suite 190
                                         Rye Brook, New York 10573
                               Attn: Joan M. Ferrarone, Corporate Secretary
                                            Phone: 914-934-5200
                                             Fax: 914-934-9123

     -The Company reserves the right, in its sole discretion, to waive informalities or defects in the exercise of Unregistered Warrants. Warrants not exercised in the manner set forth herein by the 5 p.m., New York time on December 31, 1999, will expire and be of no further value.



                                         DESCRIPTION OF SECURITIES
General

         Set forth below is a description of the material terms and provisions of the equity securities of the Company being registered. The following description does not purport to be complete and is subject to and qualified in its entirety by reference to the Certificate of Incorporation, as amended (the "Certificate of Incorporation"), and the Bylaws, as amended (the "Bylaws"), of the Company. The Certificate of Incorporation and the Bylaws are filed or incorporated by reference as exhibits to the Registration Statement of which this Prospectus forms a part.

Preferred Stock

         The Company is authorized to issue 2,000,000 shares of Preferred Stock. The Board of Directors of the Company is authorized, without further shareholder action, to divide any or all shares of the authorized Preferred Stock into series and to fix and determine the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereon, of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. There are presently no shares of preferred stock outstanding and no plans, agreements or understandings for the authorization or issuance of any additional shares of preferred stock.

Common Stock

         The Company is authorized to issue 80 million shares of Common Stock, par value of $.01 per share. As of September 30, 1999, the Company had 43,159,302 issued and outstanding shares of Common Stock and 3,566,784 shares reserved for issuance pursuant to outstanding options and warrants. Holders of Common Stock are entitled to such dividends as may be declared by the Board of Directors from assets legally available for that purpose and are entitled at all meetings of shareholders to one vote for each share held by them, without provision for cumulative voting. In the event of the liquidation of the Company, all assets available for distribution to the holders of the Common Stock, after payment of the amount, if any, distributable to the holders of preferred stock, are distributable among them according to their respective holdings. The Common Stock is not redeemable and has no preemptive rights. The shares offered hereby will be, and all of the outstanding shares of Common Stock are, fully paid and nonassessable.

Certain Provisions of Certificate of Incorporation, Bylaws and New York Law

         The Company's Restated Certificate of Incorporation provides that a merger or consolidation of the Company with another corporation (the "Acquirer") which, together with its affiliates (as defined in the Restated Certificate of Incorporation) owns or controls, directly or indirectly, 5% or more of outstanding voting power of the Company, or the sale of substantially all of the Company's assets or business to the Acquirer, shall require the affirmative vote of the holders of sixty-six and two-thirds percent (66-2/3%) of the voting power of all outstanding shares of the Company's outstanding Common Stock, unless (a) such transaction was approved by resolution of the Company's Board of Directors prior to the acquisition of 5% of the outstanding shares by the Acquirer or its affiliates, or (b) the Company owns 50% or more of the total voting power of the Acquirer.
         The Company's Restated Certificate of Incorporation also requires that the following actions by the Company require approval of not less than sixty-six and two-thirds percent (66-2/3%) of the total number of directors:
          (a)(i) a merger or consideration of the Company or a material subsidiary, or in which the Company's securities are being issued, in which the Company's shareholders do not own a majority of the post-transaction voting securities entitled to elect the board of directors; (ii) the sale of all or substantially all of the Corporation's assets or properties; (iii) the disposition of any shares of a material subsidiary or all or substantially all of the assets of such a subsidiary; (b) changes the number of directors; (c) changes in the Certificate of Incorporation; (d) electing or removing executive officers, or changing the employment agreement entered into between Richard Barasch and the Company on July 30, 1999; (e) dissolving the Company or seeking protection of bankruptcy laws; and (f) approving dividends or other distributions with respect to Common Stock.
         The Company is subject to several anti-takeover provisions under New York law that apply to certain public corporations, including those organized under New York law, namely Section 912 (Requirements Relating to Certain Business Combinations) and Article 16 (Security Takeover Disclosure Act) of the New York Business Corporation Act. Among other things, these provisions prohibit a publicly-held New York corporation from engaging in a "business combination" with an "interested shareholder" for a period of five years after the date of the transaction in which the person became an interested shareholder, unless (a) the business combination is approved by a majority of the non-interested shareholders, (b) the transaction in which such person became an interested shareholder was approved by the board of directors of the corporation, or (c) the cash and other consideration to be issued to the holder of each share of common stock of the corporation, valued as provided in the statute, is at least equal to a per share value determined in a manner, and as of a date, provided in the statute. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the shareholder. An "interested shareholder" is a person who, together with affiliates and associates, owns (or, in the case of affiliates and associates of the issuer, did own within the last five years) 20% or more of the corporation's voting stock.
         These provisions also require certain persons making a tender offer or a takeover bid for outstanding shares of certain New York corporations to file a registration statement with the Attorney General and with the corporation for whose stock the tender is being made. The registration statement should include the items designated in the statute. Additional requirements, as provided in the statute, apply to takeover bids not subject to the requirements of Section 14(d) of the Exchange Act. A "takeover bid" means the acquisition of or offer to acquire, pursuant to a tender offer or request or invitation for tenders, any equity security of a target company, if after acquisition, the offeror would, directly or indirectly, be a beneficial owner of more than five percent of any class of the issued and outstanding equity securities of such target company. A "takeover bid" does not include (a) bids made by a dealer for his or her own account in the ordinary course of business of buying and selling such security;
(b) an offer to acquire such equity security solely in exchange for other securities, or the acquisition of such equity security pursuant to such offer, for the sole account of the offeror, in good faith and not for the purpose of avoiding this Section, and not involving any public offering of such other securities within the meaning of Section four of title one of the Securities Act, (c) any other offer to acquire an equity security, or the acquisition of such equity security pursuant to such offer, for the sole account of the offeror, from not more than fifty offerees, in good faith and not for the purpose of avoiding provisions of this article, or (d) any offer, where prior to making the offer, the offeror owns a majority of the voting equity securities of the target company.

Transfer Agent

         The transfer agent for the Company's Common Stock and the registered 1999 Warrants is American Stock Transfer & Trust Company.

                                               LEGAL MATTERS

         Certain legal matters in connection with the validity of the securities offered hereby will be passed upon for the Company by the law firm of Harnett Lesnick & Ripps P.A., of Boca Raton, Florida.
         Bertram Harnett, Irving I. Lesnick and Judith A. Ripps, shareholders in such law firm, in the aggregate directly own 85,304 shares of the Company's Common Stock, 1999 Warrants to purchase 12,095 shares of the Company's Common Stock and non-qualified options to acquire 30,500 additional shares of Common Stock. A trust established by Mr. Harnett for the benefit of members of his family, owns 50,000 shares of Common Stock and 339,901 of the 1999 Warrants, in which Mr. Harnett disclaims any beneficial interest. The law firm was paid $317,864 during the calendar year 1998, on account of its legal services to, as well as reimbursement for disbursements made on behalf of, the Company.



                                                  EXPERTS

The consolidated financial statements of Universal American Financial Corp. and subsidiaries incorporated by reference appearing in Universal American Financial Corp.'s Annual Report (Form 10-K) for the year ended December 31, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The combined financial statements of Certain Insurance Operations of PennCorp Financial Group, Inc., as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                             2,015,760 Shares







                                    UNIVERSAL AMERICAN FINANCIAL CORP.





                                               Common Stock






                                         -------------------------

                                                PROSPECTUS
                                         ------------------------






                                             October 29, 1999

                                                       PART II

                                       INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.

         Other expenses of issuance and distribution of the securities being offered are estimated, for purposes of this Offering, as follows:


Securities and Exchange Commission
  Registration Fee                                                        $2,000
NASD Fee (1)                                                               5,000
Legal fees and expenses                                                    5,000
Blue Sky fees and expenses                                                 3,000
Accounting fees and expenses                                               5,000
Printing                                                                   2,000
Transfer agent fees                                                        1,500
Miscellaneous expenses                                                     1,500
                                                                       ---------
                                Total                                  $  25,000
                                                                       =========

(1) Fees are paid when securities are issued.


Item 15.   Indemnification of Directors and Officers.

         As permitted by Section 722 and 723 of New York's Business Corporation Law ("BCL"), Article 16 of the Company By-Laws requires the Company to indemnify to the greatest extent allowed by law, each of its directors, officers and employees and persons serving as an officer, director, employee or agent of another Corporation at the Company's request, against liability (whether by judgment or settlement) and reasonable expenses (including attorney fees)
necessarily incurred in defending any action or proceeding, brought or threatened against him, by reason of his service as such officer, director, employee or agent.

         The Company's Restated Certificate of Incorporation supplements the indemnification rights of directors under the Company By-Laws so that no director of the Corporation shall be held personally liable to the Corporation or to its shareholders for damages for any breach of duty while acting as director, unless (a) it is found, by a judgment of a court of competent jurisdiction, or by other adjudication, (i) that said breach of duty, whether an act or omission, was committed in bad faith, or involved intentional misconduct or knowing violation of the law; (ii) that said director personally gained a financial profit or other advantage to which the director was not legally entitled; or (iii) that the director's acts violated Section 719 of the Business Corporation Law; or that the act or omission was committed before the adoption of such provision on October 16, 1988.






Item 16.  Exhibits.
  5 Proposed opinion of Harnett Lesnick & Ripps, P.A. regarding the legality of the securities being registered.

 10 Material Contracts. Material Contracts filed as exhibits to the Documents Incorporated by Reference are incorporated as exhibits to this Form S-2 by reference.

*11 Statement re computation of per share earnings. Statements re computation of per share earnings presented in Documents Incorporated by References are incorporated by reference.

 21     Subsidiaries of Registrant.

 23.1   Consent of Ernst & Young LLP

 23.2   Consent of KPMG LLP

 23.2   Consent of Harnett Lesnick & Ripps, P.A.,

 24     Powers of attorney (included on signature page).


* Incorporated by reference as indicated.

Item 17.  Undertakings.

         1. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         2. The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made a post-effective amendment to this registration statement;
                                    (i) To include any  prospectus  required by
                  section  10(a)(3) of the Securities Act of 1993;

                                    (ii) To reflect in the prospectus any facts
                  or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which individually or in the aggregate represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (' 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                                    (iii) To include  any  material  information
                  with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         3. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City and State of New York on the 29th day of October, 1999.

                     UNIVERSAL AMERICAN FINANCIAL CORP.

                    By:
                       Richard A. Barasch, Chairman & CEO

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on the date indicated, by the following persons in the capacities and on the dates indicated:

         Each person whose signature appears below constitutes and appoints Richard A. Barasch as his attorney-in-fact, with power of substitution for him in any and all capacities, to sign this registration statement and any amendments and post-effective amendments hereto, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.



Richard A. Barasch, Chief                                      October 29, 1999
Chairman Executive
Officer, President and Director
(Principal Executive Officer)

                                                               October 29, 1999
Bertram Harnett, Director

                                                               October 29, 1999
Bradley Cooper, Director

                                                               October 29, 1999
Susan S. Fleming, Director

                                                               October 29, 1999
Mark M. Harmeling, Director

                                                               October 29, 1999
Patrick McLaughlin, Director

                                                               October 29, 1999
Robert Spass, Director

                                                               October 29, 1999
Richard Veed, Director

                                                               October 29, 1999
Robert Wright, Director

                                                               October 29, 1999
Robert A. Waegelein, Senior Vice
President and Chief Financial Officer
(Principal Accounting Officer)

                                                                       EXHIBIT 5

                          HARNETT LESNICK & RIPPS P.A.
                                Nationsbank Tower
                           150 East Palmetto Park Road
                                  Suite 150
                           Boca Raton, Florida 33432-4832
                                     -----

                                 (561) 368-1995
                                     -----

                              Telecopier: (561) 368-4315




                                                                October 29, 1999



Universal American Financial Corp.
6 International Drive
Suite 190
Rye Brook, New York 10573


                  RE:      2,015,760 SHARES COMMON OF
                           UNIVERSAL HOLDING CORP. - $0.01 PAR VALUE



         As counsel to Universal American Financial Corp. ("the Company"), we have examined and are familiar with (1) the Restated Certificate of Incorporation of the Company, with all amendments thereto, (2) the By-Laws of the Company, as amended to date, (3) the Registration Statement on Form S-2, (Registration No._____) including the exhibits (the "Registration Statement"), and the Prospectus forming a part of the Registration Statement, filed by the Company with the Securities and Exchange Commission for the registration under the Securities Act of 1933, as amended, of 2,015,760 shares of the Common Stock, par value $0.01 each ("The Shares"), and (4) all corporate proceedings taken by the Company in connection with the Registration Statement and the issuance and sale of the Shares, subject to the Registration Statement becoming effective.

         Based upon the foregoing, and upon the examination of such corporate proceedings, documents and records as we have deemed necessary for the purposes of this opinion, we are of the opinion that:

         (1) the Company is duly organized and validly existing under the laws of the State of New York;

         (2) the Shares, when they have been sold by the Company for cash and paid for, as set forth in the Prospectus, will be, in the hands of the purchasers, duly issued, fully paid for and non-assessable.



         We hereby consent to the use of this opinion or reference thereto in that Registration Statement and the Prospectus filed by the Company under the Securities Act of 1933, as amended, in connection with the Shares.

                                           Very truly yours,

                                           HARNETT LESNICK & RIPPS, P.A.




                                          By: _________________________________
                                              Irving I. Lesnick, Vice President

                                                                      EXHIBIT 21

                 Subsidiaries of Universal American Financial Corp.

The following are the material subsidiaries of Universal American Financial Corp. The jurisdiction of incorporation is indicated parenthetically.


Universal American Financial Corp. owns 100% of
   American Exchange Life Insurance Company (Texas)
   American Pioneer Life Insurance Company (Florida)
   American Progressive Life and Health Insurance Company of New York (New York) Constitution Life Insurance Company (Texas)
   Peninsular Life Insurance Company (North Carolina)
   Pennsylvania Life Insurance Company  (Pennsylvania)
   Union Bankers Insurance Company (Texas), which owns 100% of
            Marquette National Life Insurance Company (Texas)
   UAFC (Canada), Inc, (Canada) which owns 100% of
            PennCorp Life Insurance Company (Canada)
   WorldNet Services Corp (Florida)
   PennCorp Financial, Inc. (Delaware)
Universal American Financial Corp. owns 50% of
   Security Health Providers, Inc  (Delaware)

                                                                    EXHIBIT 23.1


                       Consent of Independent Auditors


We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-2) and related Prospectus of Universal American Financial Corp. and subsidiaries for the registration of 2,015,760 shares of its common stock and to the incorporation by reference therein of our report dated March 30, 1999, with respect to the consolidated financial statements and schedules of Universal American Financial Corp. and subsidiaries included in its Annual Report (Form 10-K) for the year ended December 31, 1998, filed with the Securities and Exchange Commission.




                                                              ERNST & YOUNG LLP

New York, New York
October 29, 1999

                                                                    EXHIBIT 23.2

The Board Of Directors
PennCorp Financial Group, Inc.:

We consent to the incorporation by reference in the registration (No. 33-XXXX) on Form S-2 of Universal American Financial Corp. of our report dated April 12, 1999, except as to Note 18 which is as of May 26, 1999, with respect to the combined balance sheets of Certain Insurance Operations of PennCorp Financial
Group, Inc. as of December 31, 1998 and 1997, and the related combined statements of income, changes in business equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 1998, which report appears in the Proxy Statement of Universal American Financial Corp. dated July 12, 1999. We also consent to the reference of our firm under the heading "Experts" in the Form S-2.

KPMG LLP


Dallas, Texas
October 29, 1999

                                                                    EXHIBIT 23.3

                               HARNETT LESNICK & RIPPS P.A.
                                      Nationsbank Tower
                                150 East Palmetto Park Road
                                           Suite 150
                               Boca Raton, Florida 33432-4832
                                              -----

                                        (561) 368-1995
                                              -----

                                   Telecopier: (561) 368-4315

                                         October 29, 1999


Universal American Financial Corp.
6 International Drive
Suite 190
Rye Brook, New York 10573





                  RE: POST EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT NO. 333-03641
                           UNIVERSAL HOLDING CORP. - $0.01 PAR VALUE


         We are counsel to Universal American Financial Corp. ("the Company"), in connection with the Registration Statement on Form S-2 being filed contemporaneously herewith for the registration under the Securities Act of 1933, as amended, of 2,015,760 shares of the Common Stock, par value $0.01 each ("The Shares").

         We hereby consent to the use of our opinion which will be filed as an exhibit to such Registration Statement and reference thereto in the Registration Statement and the Prospectus filed by the Company under the Securities Act of 1933, as amended, in connection with the Shares.

                                            Very truly yours,

                                            HARNETT LESNICK & RIPPS, P.A.




                                        By: _________________________________
                                            Irving I. Lesnick, Vice President